Free Writing Prospectus

Filed pursuant to Rule 433

Registration Number 333-209612

LYB International Finance II B.V.

$1,000,000,000 3.500% Guaranteed Notes due 2027

Pricing Term Sheet dated February 21, 2017

Issuer:	LYB International Finance II B.V.

Parent Guarantor:	LyondellBasell Industries N.V.

Security Description:	$1,000,000,000 3.500% Guaranteed Notes due 2027

Distribution:	SEC-registered

Principal Amount:	$1,000,000,000

Coupon:	3.500%

Maturity Date:	March 2, 2027

Offering Price:	98.968% of face amount

Yield to Maturity:	3.624%

Spread to Benchmark Treasury:	+120 basis points

Benchmark Treasury:	UST 2.250% due February 15, 2027

Benchmark Treasury Price and Yield:	98-15; 2.424%

Record Date:	February 17 and August 17 of each year

Interest Payment Dates:	March 2 and September 2 of each year

First Interest Payment Date:	September 2, 2017

Optional Redemptions:

Make-Whole Call:	T+20 basis points (at any time before December 2, 2026)

Par Call:	At any time on or after December 2, 2026

Change of Control Triggering Event:	Puttable at 101% of principal plus accrued and unpaid interest and additional interest, if any

Trade Date:	February 21, 2017

Settlement Date*:	March 2, 2017 (T+7)

CUSIP / ISIN:	50247WAB3 / US50247WAB37

Expected Ratings**:	Baa1 / BBB (stable /stable)

Denominations/Multiple:	$2,000 / $1,000

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Credit Suisse Securities (USA) LLC

Mizuho Securities USA Inc.

Wells Fargo Securities, LLC

Co-Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC UniCredit Capital Markets LLC Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.

*It is expected that delivery of the notes will be made to investors on or about March 2, 2017, which will be the seventh business day following the date hereof (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next three succeeding business days should consult their own advisors.

**A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Deutsche Bank Securities Inc. toll-free at (800) 503-4611, HSBC Securities (USA) Inc. toll-free at (866) 811-8049 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322.

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